J-Star Holding Co., Ltd.

7/F-1, No. 633, Sec. 2, Taiwan Blvd.

Xitun District, Taichung City 407

Taiwan (R.O.C.)

March 26, 2025

U.S. Securities & Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F Street, NE

Attn: Thomas Jones and Geoff Kruczek

Re:	J-Star Holding Co., Ltd.
Registration Statement on Form F-1
Initially Filed March 21, 2022, as amended
File No. 333-263755

Pursuant to Rule 461 under the Securities Act of 1933, as amended, J-Star Holding Co., Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on March 28, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Jing-Bin Chiang
Jing-Bin Chiang Chief Executive Officer

cc:	Loeb & Loeb LLP
Ellenoff Grossman & Schole LLP